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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                           PRESIDENT CASINOS, INC.
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                              (Name of Issuer)

                        COMMON STOCK, $0.06 par value
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                       (Title of Class of Securities)

                                  740822101
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                               (CUSIP Number)

                            Terrence L. Wirginis
                           President Casinos, Inc.
                           802 North First Street
                          St. Louis, Missouri 63102
                               (314) 622-3000

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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              December 2, 2002
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 740822101                                        Page 2 of 5 Pages


                                SCHEDULE 13D

===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Terrence L. Wirginis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) | |
                                                                       (b) | |
===============================================================================
3        SEC USE ONLY

===============================================================================
4        SOURCE OF FUNDS*
         PF
===============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                | |
===============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                     7     SOLE VOTING POWER
     NUMBER OF             1,250,603
      SHARES         ==========================================================
   BENEFICIALLY      8     SHARED VOTING POWER
     OWNED BY              0
       EACH          ==========================================================
    REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON                1,250,603
      WITH           ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           0
===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,250,603

===============================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            | |

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.3%(1)

===============================================================================
14       TYPE OF REPORTING PERSON
         IN
===============================================================================


---------------------------------

         (1) Based upon 5,033,161 shares of President Casinos, Inc. common stock, $0.06 par value, issued and outstanding as of December 12, 2002.



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CUSIP No. 740822101                                        Page 3 of 5 Pages


ITEM 1.           SECURITY AND ISSUER:

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.06 per share (the "Common Stock"), of President Casinos, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 802 North First Street, St. Louis, Missouri 63102.

ITEM 2.           IDENTITY AND BACKGROUND:

         (a) Name: Terrence L. Wirginis

         (b) Address: 802 North First Street, St. Louis, Missouri 63102.

         (c) Principal Business: Mr. Wirginis currently serves as the Vice Chairman and Vice President - Marine and Development of President Casinos, Inc., with its principal place of business located at 802 North First Street, St. Louis, Missouri 63102.

         (d) During the past five years, Mr. Wirginis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Wirginis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Citizenship: United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Mr. Wirginis purchased the shares of Common Stock reported hereby using personal funds.

ITEM 4.           PURPOSE OF TRANSACTION:

         On December 2, 2002, Mr. Wirginis purchased 1,040,878 shares of Common Stock from John E. Connelly for a purchase price of $0.10 per share pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.

         Subject to availability at prices deemed favorable, Mr. Wirginis may continue to acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Wirginis also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above or elsewhere in this Schedule 13D, Mr. Wirginis does not have any oral or written agreements, understandings or arrangements for the purpose of acquiring,



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CUSIP No. 740822101                                        Page 4 of 5 Pages


holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) Mr. Wirginis may be deemed to be the beneficial owner of 1,250,603 shares of Common Stock, representing 24.3% of the 5,033,161 shares of such class issued and outstanding as of December 12, 2002.

         (b) Mr. Wirginis may be deemed to have sole voting and dispositive power with respect to 1,250,603 shares of Common Stock, which shares represent 24.3% of the 5,033,161 shares of such class issued and outstanding as of December 12, 2002.

         (c) On December 2, 2002, Mr. Wirginis purchased 1,040,878 shares of Common Stock from John E. Connelly for a purchase price of $0.10 per share pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         On December 2, 2002, Mr. Wirginis purchased 1,040,878 shares of Common Stock from John E. Connelly for a purchase price of $0.10 per share pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.





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CUSIP No. 740822101                                        Page 5 of 5 Pages



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 2002

                                        /s/ Terrence L. Wirginis
                                        -------------------------------------
                                        Terrence L. Wirginis